SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the Month of May 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F
                                    ---             ---


            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes            No  X
                                    ---           ---


            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Conferencing Logo

FOR IMMEDIATE RELEASE
May 14, 2002

            Genesys Conferencing Reports Record First Quarter Results
           -High margin automated services reach 65% of call volumes-
                      -EBITDA margin reaches 15.4% for Q1-
                 -Genesys reiterates comfort with 2002 guidance-

MONTPELLIER, France, May 14, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported results for the first quarter ended March 31, 2002.

Highlights for the first quarter relative to the prior period results included:

     o Total call volumes reached 266 million minutes, up 25% (up 38% excluding British Telecom)
     o   Automated services volumes increased 82%, representing 65% of volume
     o   Genesys Meeting Center reaches 80,000 seats
     o   Call center consolidation on plan

The results, reported under French Generally Accepted Accounting Principles
(GAAP), reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 25, 2001, and Astound Incorporated, which was acquired by Genesys on March 27, 2001, as if these acquisitions were completed on January 1, 2001.

Automated Services Lead Performance In the First Quarter

Total call volumes were 266 million minutes for the first quarter, up 25% from the prior year period. Excluding British Telecom, Vialog's largest former customer and a Genesys competitor, total call volumes were up 38% from the prior year period. Automated services call volumes were up 82% from the first quarter of 2001. Automated services represented approximately 47% of revenue and 65% of call volumes in the first quarter compared to 41% of revenue and 59% of call volumes in the fourth quarter of 2001.

Revenues increased 5.4% to (euro)55.5 (US$48.4) million for the first quarter of 2002, from (euro)52.6 (US$45.9) million in the first quarter of 2001. Revenue growth reflects the continuing shift to automated services, which carry higher margins but generate lower per-minute revenues.

Increased call volumes, the continued shift toward automated services and improved cost controls led to a gross margin expansion of 110 basis points from the same period last year, to 57.8% compared to 56.7%. Gross margin for our automated services continues to be above 70%, with overall average price being down 8.5% in the first quarter compared to the prior year period, primarily as a result of the larger contracts won by Genesys.

Earnings before interest, taxes, depreciation and amortization (EBITDA), before non-recurring charges, increased to (euro)8.6 (US$7.5) million, or 15.4% of revenue, in the first quarter, compared to (euro)8.0 (US$7.0) million, or 15.2% of revenue, in the prior year period. The 2002 first quarter excludes (euro)1.0 (US$0.8) million in costs associated with employee separations. The Company recorded a first quarter 2002 pretax restructuring charge of (euro)3.7 million under U.S. GAAP related to its North America call center consolidation. Under French GAAP, such restructuring costs were recorded as a goodwill adjustment.

Michael E. Savage, Executive Vice President and Chief Financial Officer, stated, "Our call center consolidation is on track and will further reduce costs and improve operating efficiency in the second half of the year. The rapid growth in automated audio services drove a healthy gross margin of 57.8% but slowed our revenue growth due to lower prices associated with these services." Savage added, "The EBITDA performance in the first quarter, combined with the continuing shift to automated services and the expected benefits of the call center consolidation, reinforces our confidence in achieving our 2002 guidance."

Genesys Meeting Center achieved several key milestones since the beginning of the year, including reaching 80,000 seats sold as well as key large account awards such as RR Donnelley. Francois Legros, Chairman and Chief Executive Officer stated, "Genesys Meeting Center, our fully integrated audio and web conferencing platform, continues to drive our innovative conferencing expansion efforts." Since its introduction, Genesys Meeting Center has become the fastest growing web conferencing service in the world, based on the number of seats sold. Legros continued, "We continue to see numerous opportunities to deploy Genesys Meeting Center for large, enterprise wide applications. The tremendous success Genesys Meeting Center is having in the marketplace validates our strategy of integrating audio, web and video conferencing into a single service for our customers." Genesys' multipoint reservationless video over IP service will be integrated in the Genesys Meeting Center in June 2002.

Legros concluded, "We believe our ongoing strategy of launching innovative conferencing services, reducing our cost structure and driving growth from our higher margin automated services positions Genesys for continued profit improvement and improved shareholder value."


First-Quarter Conference Call and Webcast

The Company will hold a conference call today at 5:30 p.m. Central European Time (GMT+1) or 11:30 a.m. Eastern Standard Time. Chairman and Chief Executive Officer Francois Legros and Executive Vice President, Chief Financial Officer Michael E. Savage will host the call.

The conference call will be webcast live. The call may be accessed at www.genesys.com.

On Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market Euronext:
3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com

At Genesys Conferencing

Michael E. Savage
Executice Vice President Chief Financial Officer
Direct Line: +33 4 99 13 27 34
mike.savage@genesys.com

                              GENESYS CONFERENCING
           Unaudited Proforma Statements of Operations (French GAAP)
                            (in thousands of euros)


                                                     ------------------------
                                                        Three months ended
                                                            March 31,
                                                       2001            2002
                                                     --------        --------

Revenues                                            Euro 52,621     Euro 55,452
Cost of revenue                                          22,770          23,419
                                                    -----------     -----------
Gross profit                                             29,851          32,033
Research and development expenses                         1,243           1,260
Selling, general and administrative expenses(1)          25,215          28,659
Amortization of identifiable intangibles and
   acquisition and financing costs                        3,783           4,082
                                                    -----------     -----------
EBIT(1)                                             Euro   (390)    Euro (1,968)
                                                    ===========     ===========
EBITDA (1)                                          Euro  8,007     Euro  7,589
                                                    ===========     ===========

(1) The three months ended March 31, 2002 amounts include Euro 1.0 million in cost associated with employee separations.

                              GENESYS CONFERENCING
                    CONSOLIDATED BALANCE SHEETS (French GAAP)
                       (in thousands, except share data)


                                            December 31,          March 31,
                                               2001                 2002
                                            -----------          -----------
                                                                 (Unaudited)
ASSETS

  Goodwill                                 euro 140,061          euro 146,617
  Intangible fixed assets                       108,636               104,242
  Tangible fixed assets                          38,256                36,136
  Financial assets                                2,100                 2,080
  Investment in affiliated company                  127                   115
                                           ------------          ------------
     Total fixed assets                         289,180               289,190

  Cash and cash equivalents                      18,613                15,527
  Accounts receivable, less
  allowances of euro 3 201
  at December 31, 2001 and
  euro 2 759 at March 31, 2002                   48,989                49,941
  Inventory                                         145                   143
  Deferred tax assets                               236                   270
  Deferred charges                               12,727                11,472
  Other current assets                           10,516                 9,665
                                           ------------          ------------
     Total current assets                        91,226                87,018
                                           ------------          ------------
     Total assets                          euro 380,406          euro 376,208
                                           ============          ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' Equity
  Ordinary shares euro
  5.00 nominal value; 15,271,064
  and 15,278,162 issued at
  December 31, 2001 and March 31, 2002,
  respectively                              euro 78,530          euro  78,566
  Additional paid-in-capital                    188,105               140,833
  Net loss carried forward                       (9,216)              (55,910)
  Net loss of the year                          (94,263)               (8,045)
  Accumulated other comprehensive
  income                                          4,791                 4,300
                                           ------------          ------------
     Total shareholders' equity                 167,947               159,744

Provision for liabilities
  and charges                                     1,582                 9,768

Long-term debt
  Long-term portion of long-term debt           142,083               144,193
  Long-term portion
    of capitalized lease obligations                171                   143
                                             ------------        ------------
     Total long-term debt                       142,254               144,336

Current liabilities
  Bank overdrafts                                   996                 1,474
  Accounts payable                               35,981                27,156
  Deferred compensation and tax payable          17,420                16,468
  Current portion of long-term debt               8,342                 9,388
  Current portion of capitalized
    lease obligations                               266                   213
  Deferred revenue                                4,198                 3,412
  Other current liabilities                       1,420                 4,249
                                           ------------          ------------
     Total current liabilities                   68,623                62,360
                                           ------------          ------------
     Total liabilities and
       shareholders' equity                euro 380,406          euro 376,208
                                           ============          ============

                              GENESYS CONFERENCING
          UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION (French GAAP)
                       (in thousands, except share data)

                                         Three months ended March 31,
                                            2001             2002
                                          --------         --------

Revenue
  Services                              euro 26,166       euro 54,940
  Products                                      604               512
                                        -----------       -----------
                                             26,770            55,452

Cost of revenue
  Services                                   10,603            22,934
  Products                                      483               485
                                        -----------       -----------
                                             11,086            23,419
                                        -----------       -----------
Gross profit                                 15,684            32,033

Operating expenses
  Research and development                      695             1,260
  Selling and marketing                       5,645            13,508
  General and administrative                  9,462            19,233
                                        -----------       -----------
Total operating expenses                     15,802            34,001
                                        -----------       -----------
Operating loss                                 (118)           (1,968)

Financial expenses, net                        (647)           (2,475)

Equity in loss of affiliated company              -                (8)

Income tax expense                             (875)             (854)

Amortization of goodwill                     (1,907)           (2,740)
                                        -----------       -----------
Net loss                                euro (3,547)      euro (8,045)
                                        ===========       ===========

Basic and diluted nes loss per share    euro  (0.38)      euro  (0.53)
                                        ===========       ===========

Number of shares used in computing
basic and diluted net loss per share      9,418,996        15,277,689


        See accompanying notes to consolidated Statements of Operations

                              GENESYS CONFERENCING
          NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS (French GAAP)
                   (in thousands of Euros, expect share data)



                                                   Three months ended March 31,
                                                  -----------------------------
Appendix 1                                            2001             2002
                                                  -----------------------------
 Detail of General and Administrative expenses
 General and Administrative                       euro   9,462     euro  19,233
 Amortization of allocated intangibles                     146            3,647
 Amortization of acquisition and deferred
 financing costs                                           220              435
 Non recurrent charges (income)                             30               (2)
                                                  -----------------------------
 Operating General and Administrative expenses    euro   9,066     euro  15,153
 restated from the above consolidation entries    =============================
 & exceptional items


 OPERATING INCOME AND EBITDA

 Operating income (loss)                          euro    (118)    euro  (1,968)
 Amortization of intangibles & acquis. &
   financing costs                                         366            4,082
 Non recurrent charges (income)                             30               (2)
                                                  -----------------------------
 Operating income (loss) restated for the
   above items                                             278            2,112
                                                  -----------------------------
 Operating depreciation and provision                    2,536            5,477
                                                  -----------------------------
EBITDA                                            euro   2,814     euro   7,589
                                                  -----------------------------

Appendix 2
 Detail of financial expenses                       Three months ended March 31
                                                  -----------------------------
                                                      2001             2002
                                                  -----------------------------

 Interest and other financial income              euro     741     euro     237
 Foreign exchange gains                                    824              163
                                                  -----------------------------
 Total financial income                                  1,565              400

 Interest and other financial charges                      948            2,868
 Foreign exchange losses                                 1,264                7
                                                  -----------------------------
 Total financial expense                                 2,212            2,875
                                                  -----------------------------
Financial expense, net                            euro    (647)    euro  (2,475)
                                                  =============================


                                                   Three months ended March 31
                                                  -----------------------------
                                                      2001             2002
Appendix 3                                        -----------------------------

Detail of tax
Deferred tax                                      euro      (7)    euro       2
Tax on acquisition costs                                  (327)               -
Income tax                                                (541)            (856)
                                                  -----------------------------
Total tax charges                                 euro    (875)    euro    (854)
                                                  -----------------------------

                              GENESYS CONFERENCING
             Unaudited Proforma Statements of Operations (U.S. GAAP)
                             (in thousands of Euros)


                                                     ------------------------
                                                        Three months ended
                                                            March  31,
                                                       2001            2002
                                                     --------        --------
Revenues                                           euro 52,621     euro 55,452
Cost of revenue                                         22,770          23,419
                                                   -----------     -----------
Gross profit                                            29,851          32,033
Research and development expenses                        1,243           1,260
Selling, general and administrative expenses(1)         25,288          28,718
Non-recurring charge                                         -           3,671
Amortization of goodwill and other intangibles          10,009           3,649
                                                   -----------     -----------
EBIT (1)                                           euro (6,689)    euro (5,265)
                                                   ===========     ===========
EBITDA before non-recurring charge (1)             euro  7,340     euro  6,720
                                                   ===========     ===========

(1) The three months ended March 31, 2002 amounts include Euro 1.0 million in cost associated with employee separations.

                              GENESYS CONFERENCING
                    CONSOLIDATED BALANCE SHEETS (U.S. GAAP)
                       (in thousands, except share data)

                                                             December 31,        March 31,
                                                                 2001              2002
                                                             ------------        ---------
                                                                                (Unaudited)
ASSETS
Current assets:
   Cash and cash equivalents                                 euro   17,510    euro   13,942
   Accounts receivable, less allowances of euro 3,201 at
   December 31, 2001 and euro 2,759 at March 31, 2002               49,060           50,017
   Inventory                                                           146              143
   Prepaid expenses                                                  7,156            6,237
   Other current assets                                              6,593            5,740
                                                             -------------    -------------
      Total current assets                                          80,465           76,079
Property and equipment, net                                         47,697           44,864
Goodwill and other intangibles, net                                275,065          275,144
Investment in affiliated company                                       126              115
Deferred tax assets                                                    236              270
Deferred financing costs, net                                        4,722            4,440
Other assets                                                         2,093            2,080
                                                             -------------    -------------
   Total assets                                              euro  410,404    euro  402,992
                                                             =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                          euro   24,533    euro   21,549
   Accrued liabilities                                               7,148            5,606
   Accured compensation                                              7,489            8,754
   Tax payable                                                       9,929           10,653
   Deferred revenue                                                  4,198            3,412
   Current portion of long-term debt                                 6,901            6,069
   Current portion of capitalized lease obligations                    266              213
   Current portion of deferred tax liability                         5,346            4,904
   Current portion of accrued restructuring expenses                     -            6,246
   Other current liabilities                                         6,894            4,361
                                                             -------------    -------------
      Total current liabilities                                     72,704           71,767
Long-term portion of long-term debt                                142,552          144,718
Long-term portion of capitalized lease obligations                     171              134
Long term portion of deferred tax liability                         28,503           26,111
Other long term liability                                            3,606            4,821
Shareholders' equity:
   Ordinary shares; euro 5.00 nominal value; 15,271,064
      and 15,278,162 at December 31, 2001 and March 31,
      2002, respectively                                            76,356           76,405
   Common shares to be issued: euro 5.00 nominal value;
     250,687 shares at December 31, 2001 and March 31, 2002          1,253            1,239
   Additional paid-in capital                                      194,019          194,055
   Accumulated other comprehensive income                            3,749            4,024
   Deferred compensation                                              (465)            (404)
   Accumulated deficit                                            (111,366)        (119,200)
                                                             -------------    -------------
                                                                   163,546          156,119
   Less cost of treasury shares: 22,131 shares at
   December 31, 2001 and March 31, 2002                               (678)            (678)
                                                             -------------    -------------
     Total shareholders' equity                                    162,868          155,441
                                                             -------------    -------------
Total liabilities and shareholders' equity                   euro  410,404    euro  402,992
                                                             -------------    -------------

                              GENESYS CONFERENCING
           UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (U.S.GAAP)
                        (in thousands, except share data)


                                                Three months ended March 31,
                                                  2001              2002
                                              ------------      ------------
Revenue:
  Services                                   euro   26,166     euro   54,940
  Products                                             604               512
                                             -------------     -------------
                                                    26,770            55,452


Cost of revenue:
  Services                                          10,603            22,934
  Products                                             483               485
                                             -------------     -------------
                                                    11,086            23,419
                                             -------------     -------------

Gross profit                                        15,684            32,033


Operating expenses:
  Research and development                             695             1,260
  Selling and marketing                              5,645            13,508
  General and administrative                         9,099            15,210
  Non-recurring charge                                   -             3,671
  Amortization of goodwill and other
     intangibles                                     2,324             3,649
                                             -------------     -------------
Total operating expenses                            17,763            37,298


Operating loss                                      (2,079)           (5,265)


Financial income (expense)
  Interest income                                       99                58
  Interest expense                                    (908)           (2,297)
  Foreign exchange gain (loss)                       1,221              (540)
  Other financial income (expense), net              1,036              (275)
                                             -------------     -------------
Financial expense, net                               1,448            (3,054)

Equity in loss of affiliated company                     -                (8)
                                             -------------     -------------
Income (loss) before taxes                            (631)           (8,327)

Income tax (expense) /credit                        (1,346)              349
                                             -------------     -------------

Net loss                                     euro   (1,977)    euro   (7,978)
                                             =============     =============

                                             -------------     -------------
Basic and diluted net loss per share         euro    (0.21)    euro    (0.52)
                                             =============     =============

Number of shares used in computing basic
 and diluted net loss per share                  9,418,996        15,277,689

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 15, 2002

                                        GENESYS SA


                                        By: /s/ Francois Legros
                                            --------------------------
                                            Name:  Francois Legros
                                            Title: Chairman and Chief Executive
                                                   Officer